Exhibit 99.1
VanceInfo Appoints Co-President and COO
Beijing, January 10, 2011 — VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today announced that with immediate effect, Sidney Huang has been appointed Co-President in addition to his Chief Financial Officer responsibilities and Frances Zhang has been appointed Chief Operating Officer.
Mr. Sidney Huang joined the Company in 2006 and has been our Chief Operating Officer since 2008 and our Chief Financial Officer since 2006. In his new role as Co-President, Mr. Huang will assist the Chief Executive Officer in managing the Company’s organizational growth and strategic transactions, while Co-President Mr. David Chen will continue to lead the Company’s strategic planning and business development efforts.
Ms. Frances Zhang joined the Company in 2006 and has been our Executive Vice President leading the Vertical Solutions Group since 2009. As an expert in software development and technology management, Ms. Zhang has been responsible for developing and growing some of our largest global clients in mainland China, the United States and Hong Kong. Prior to joining VanceInfo, Ms. Zhang was the Chief Executive Officer of Prosoft, an IT service provider acquired by VanceInfo in 2006. As the Chief Operating Officer, Ms. Zhang will take a leading role in executing the Company’s growth strategies and managing the Company’s business operations.
“The promotions reflect the confidence of our Board in the leadership of Sidney and Frances,” Mr. Chris Chen, Chairman and Chief Executive Officer of VanceInfo, commented. “Sidney has exhibited strong discipline in managing our growth and sound judgment in an expanding range of responsibilities. Frances has demonstrated exceptional leadership in driving our growth and our successful expansion into the Greater China market. Together with other senior management members, we look forward to leading VanceInfo to the next level in 2011.”
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as technology, telecommunications, financial services, travel services, manufacturing, retail and distribution.

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Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of January 10, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com

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